

Mail Stop 7010

November 8, 2007

By U.S. Mail and facsimile to (319) 653-2890

Michael J. Bohannan
Chairman
Iowa Renewable Energy, LLC
1060 W. Monroe Street, P.O. Box 2
Washington, Iowa 52353

> **Re:** **Iowa Renewable Energy, LLC**
> **Amendment No. 1 to Form 10-SB**
> **Filed April 9, 2007**
> **File No. 000-52428**

Dear Mr. Bohannan:

We have completed our review of your registration statement on Form 10-SB and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: Catherine C. Cownie (*via facsimile* 515/283-0231)
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.C.
Suite 2000, Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309-2510